UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Loar Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53947R105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

1	NAME OF REPORTING PERSONS Charles Family Trust 13
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Charles Family Trust 13 – Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Charles Family Trust 13 – 0
	6	SHARED VOTING POWER Charles Family Trust 13 – 4,848,337 Refer to Item 4 below.
	7	SOLE DISPOSITIVE POWER Charles Family Trust 13 – 0
	8	SHARED DISPOSITIVE POWER Charles Family Trust 13 – 4,848,337 Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Charles Family Trust 13 – 4,848,337 Refer to Item 4 below.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Charles Family Trust 13 – 5.4% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) Charles Family Trust 13 – OO (Trust)

1	NAME OF REPORTING PERSONS Dirkson Charles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Dirkson Charles – United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Dirkson Charles – 4,848,337
	6	SHARED VOTING POWER Dirkson Charles – 4,848,337 Refer to Item 4 below.
	7	SOLE DISPOSITIVE POWER Dirkson Charles – 4,848,337
	8	SHARED DISPOSITIVE POWER Dirkson Charles – 4,848,337 Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Dirkson Charles – 4,848,337 Refer to Item 4 below.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Dirkson Charles – 5.4% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) Dirkson Charles – IN

Item 1. (a)	Name of Issuer

Loar Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices

20 New King Street, White Plains, New York 10604

Item 2. (a)	Name of Person Filing

Charles Family Trust 13

Dirkson Charles

(b)	Address of Principal Business Office, or, if none, Residence

Charles Family Trust 13

Dirkson Charles

20 New King Street, White Plains, New York 10604

(c)	Citizenship

Charles Family Trust 13 – Florida

Dirkson Charles – United States

(d)	Title of Class of Securities

Common stock, par value $0.01 per share

(d)	CUSIP No.:

53947R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

The percentages herein are calculated based upon the statement in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, as filed with the SEC on August 13, 2024, that there were 89,703,571 outstanding shares of common stock of the Issuer as of August 12, 2024.

(a)	Amount beneficially owned

Charles Family Trust 13 – 4,848,337

Dirkson Charles – 4,848,337

(b)	Percent of class

Charles Family Trust 13 – 5.4%

Dirkson Charles – 5.4%

(c)	Number of shares as to which the person has voting and dispositive power:

(i)	Sole power to vote or to direct the vote

Charles Family Trust 13 – 0 shares

Dirkson Charles – 4,848,337 shares

(ii)	Shared power to vote or to direct the vote

Charles Family Trust 13 – 4,848,337 shares

Dirkson Charles – 4,848,337 shares

(iii)	Sole power to dispose or to direct the disposition of

Charles Family Trust 13 – 0 shares

Dirkson Charles – 4,848,337 shares

(iv)	Shared power to dispose or to direct the disposition of

Charles Family Trust 13 – 5.4%

Dirkson Charles – 5.4%

**

Shares reported herein for Charles Family Trust 13 represent shares beneficially owned by Mr. Charles. Shares reported herein for Mr. Charles represent the above referenced shares reported for Charles Family Trust 13, the trustee of which is Mr. Charles.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

CHARLES FAMILY TRUST 13

By:	/s/ Dirkson R. Charles
	Name:	Dirkson R. Charles
	Title:	Trustee

Dirkson R. Charles

By:	/s/ Dirkson R. Charles
	Name:	Dirkson R. Charles